FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK') was advised on 20 July 2015, of changes in the interests of the following Persons Discharging Managerial Responsibilities ('PDMR'), following increases in their notional interests in Ordinary Shares, at a price of 1361.00 pence per Share, on the re-investment of dividends paid on Ordinary Shares held in the GlaxoSmithKline Deferred Investment Award Programme.

Director/PDMR	Ordinary Shares
Mr R G Connor	407.148
Mr S A Hussain	508.935
Mr D S Redfern	407.148
Ms C Thomas	407.148
Dr P J T Vallance	508.935
Ms E Walmsley	720.966
Mrs V A Whyte	113.966

V A Whyte
Company Secretary

20 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 20, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc